October 3, 2018

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Multi-Strategy Growth & Income Fund

File Nos. 333-189008 and 811-22572

Ladies and Gentlemen:

On behalf of Multi-Strategy Growth & Income Fund (the “Fund”), we hereby electronically file Post-Effective Amendment No. 7 to the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933. The Amendment is filed pursuant to Rule 486(a) promulgated under the Securities Act of 1933 for the primary purpose of updating the Fund’s investment adviser and the Fund’s name. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 486(a).

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP